FOR IMMEDIATE RELEASE

NEWS RELEASE

Former U.S. Ambassador Thomas Graham Jr. Joins Board of CanAlaska Uranium

Vancouver, Canada, March 30th, 2007  –  CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company” or “CanAlaska”) is pleased to welcome former U.S. Ambassador Thomas Graham Jr. to its Board of Directors, subject to regulatory approval.

Ambassador Thomas Graham, Jr. is one of the world's leading experts in nuclear non-proliferation. Amb. Graham has served as a senior U.S. diplomat involved in the negotiation of every major international arms control and non-proliferation agreement for the past 35 years.  This includes the Strategic Arms Limitations Talks (SALT Treaties), the Strategic Arms Reduction Talks (START Treaties), the Anti-Ballistic Missile (ABM) Treaty, Intermediate Nuclear Forces (INF) Treaty, Nuclear Non-Proliferation Treaty (NPT), Conventional Armed Forces in Europe (CFE) Treaty and Comprehensive Test Ban Treaty (CTBT).  In 1993, Amb. Graham served as the Acting Director of the U.S. Arms Control and Disarmament Agency (ACDA), and for seven months in 1994 served as the Acting Deputy Director. From 1994 through 1997, he served as the Special Representative of the President of the United States for Arms Control, Non-Proliferation, and Disarmament, and in this capacity successfully led U.S. government efforts to achieve the permanent extension of the NPT. He also served for 15 years as the general counsel of ACDA.

Amb. Graham worked on the negotiation of the Chemical Weapon Convention and the Biological Weapons Convention.  He drafted the implementing legislation for the Biological Weapons Convention and managed the Senate approval of the ratification of the Geneva Protocol banning the use in war of chemical and biological weapons.  He is Chairman of the Board of the Cypress Fund for Peace and Security.  He is also Chairman of the Board of Mexco Energy Corporation, an oil and gas exploration company listed on the American Stock Exchange (stock ticker symbol MXC) and of Thorium Power, Ltd. a developer of proliferation-resistant nuclear fuel technologies with shares quoted on the OTCBB (stock ticker symbol THPW.OB).

Amb. Graham received an A.B. in 1955 from Princeton and a J.D. in 1961 from Harvard University.  He is a member of the Kentucky, the District of Columbia and the New York Bars and is a member of the Council on Foreign Relations.  He chaired the Committee on Arms Control and Disarmament of the American Bar Association from 1986-1994.  Amb. Graham received the Trainor Award for Distinction in Diplomacy from Georgetown University in 1995.  He has taught at the University of Virginia Law School, Georgetown School of Foreign Service, Georgetown University Law Center, Stanford University, University of California at Berkeley and the University of Washington.  Amb. Graham is the author of Disarmament Sketches (2002), Cornerstones of Security (with Damien LaVera) (2003) and Common Sense on Weapons of Mass Destruction (2004)

Mr. Peter Dasler, President & CEO of CanAlaska Uranium states, “We are extremely pleased to welcome the Ambassador to our Company’s Board of Directors.  Amb. Graham is a noted authority in the field of nuclear non-proliferation.  He brings tremendous insight to the Company on developments relating to the nuclear and uranium industries and his vast experience will add significantly to our Company’s corporate governance and strategic standing.  We very much look forward to his participation in building CanAlaska’s relationships with our international exploration partners and his assistance in strengthening the Company’s relationships with investment communities in the U.S. and worldwide.”

About CanAlaska Uranium Ltd. -- www.canalaska.com

CanAlaska Uranium (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in seventeen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin. Since September, 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  In 2005/2006, CanAlaska expended over Cdn$15 million exploring its properties in the Athabasca Basin and has delineated multiple uranium targets.  Initial drilling results from the West McArthur Project (now under an earn-in option to Mitsubishi Development Pty. Ltd.) revealed uranium mineralization and significant zones of hydrothermal alteration, indicative of a favorable environment for uranium deposition.  Active drilling and exploration will continue in the winter of 2007 at West McArthur and at 4 other significant projects.

Investor Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free: 1.800.667.1870 (N. America) info@canalaska.com

On behalf of the Board of Directors

Peter Dasler, M.Sc., P. Geo.

President & CEO, CanAlaska Uranium Ltd.

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.